United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release
Signatures

Press Release

Financial Statements — March 31, 2010
US GAAP
Filed at CVM and SEC on 05/05/10
Gerência Geral de Controladoria — GECOL

Vale S.A.
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Nr.
Report of Independent Registered Public Accounting Firm	2
Condensed Consolidated Balance Sheets as of March 31, 2010 and December 31, 2009	3
Condensed Consolidated Statements of Income for the three-month periods ended March 31, 2010, December 31, 2009 and March 31, 2009	5
Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2010, December 31, 2009 and March 31, 2009	6
Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended March 31, 2010, December 31, 2009 and March 31, 2009	7
Condensed Consolidated Statements of Comprehensive Income (deficit) for the three-month periods ended March 31, 2010, December 31, 2009 and March 31, 2009	8
Notes to the Condensed Consolidated Financial Information	9
Supplemental Financial Information (unaudited)	33

PricewaterhouseCoopers Rua da Candelária, 65 11°, 14°, 15° Cjs. 1302 a 1304 20091-020 Rio de Janeiro, RJ - Bra: Caixa Postal 949 Telefone (21) 3232-6112 Fax (21)2516-6319 pwc.com/br
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
Vale S.A.:
We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. and its subsidiaries as of March 31, 2010, and the related condensed consolidated statements of income, of cash flows, of comprehensive income and of stockholders’ equity for the three-month periods ended March 31, 2010, December 31, 2009 and March 31, 2009. This interim financial information is the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2009, and the related consolidated statements of income, of cash flows, of comprehensive income and of stockholders’ equity for the year then ended (not presented herein), and in our report dated February 10, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2009, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
May 5, 2010

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	March 31,	December 31,
	2010	2009
	(unaudited)
Assets
Current assets
Cash and cash equivalents	11,124	7,293
Short-term investments	12	3,747
Accounts receivable
Related parties	97	79
Unrelated parties	3,779	3,041
Loans and advances to related parties	148	107
Inventories	3,404	3,196
Deferred income tax	1,152	852
Unrealized gains on derivative instruments	177	105
Advances to suppliers	471	498
Recoverable taxes	1,527	1,511
Others	921	865

	22,812	21,294

Non-current assets
Property, plant and equipment, net	68,090	67,637
Intangible assets	1,155	1,173
Investments in affiliated companies, joint ventures and others	4,516	4,585
Other assets
Goodwill on acquisition of subsidiaries	2,343	2,313
Loans and advances
Related parties	45	36
Unrelated parties	166	158
Prepaid pension cost	1,523	1,335
Prepaid expenses	231	235
Judicial deposits	1,265	1,143
Advances to suppliers — energy	490	511
Recoverable taxes	818	817
Unrealized gains on derivative instruments	737	865
Others	149	177

	7,767	7,590

TOTAL	104,340	102,279

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)
(Continued)

	March 31,	December 31,
	2010	2009
	(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	2,432	2,309
Payroll and related charges	564	864
Current portion of long-term debt	4,092	2,933
Short-term debt	30	30
Loans from related parties	27	19
Provision for income taxes	134	173
Taxes payable and royalties	90	124
Employees postretirement benefits	183	144
Railway sub-concession agreement payable	292	285
Unrealized losses on derivative instruments	95	129
Provisions for asset retirement obligations	79	89
Minimum mandatory dividends payable	1,431	1,464
Other	641	618

	10,090	9,181

Non-current liabilities
Employees postretirement benefits	1,940	1,970
Long-term debt	19,420	19,898
Provisions for contingencies (Note 16 (b))	1,823	1,763
Unrealized losses on derivative instruments	242	9
Deferred income tax	5,813	5,755
Provisions for asset retirement obligations	1,050	1,027
Debentures	822	752
Other	1,398	1,427

	32,508	32,601

Redeemable noncontrolling interest	734	731

Commitments and contingencies (Note 16)

Stockholders’ equity
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2009 — 2,108,579,618) issued	9,727	9,727
Common stock — 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2009 — 3,256,724,482) issued	15,262	15,262
Treasury stock —77,581,904 (2009 — 77,581,904) preferred and 74,997,899 (2009 - 74,997,899) common shares	(1,150)	(1,150)
Additional paid-in capital	411	411
Mandatorily convertible notes — common shares	1,578	1,578
Mandatorily convertible notes — preferred shares	1,225	1,225
Other cumulative comprehensive loss	(2,081)	(1,808)
Undistributed retained earnings	27,875	28,508
Unappropriated retained earnings	5,377	3,182

Total Company stockholders’ equity	58,224	56,935
Noncontrolling interests	2,784	2,831

Total stockholders’ equity	61,008	59,766

TOTAL	104,340	102,279

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars
(Except per share amounts)

	Three-month period ended (unaudited)
	March 31, 2010	December 31, 2009	March 31, 2009
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	5,758	5,366	4,569
Aluminum products	599	611	442
Revenues from logistic services	314	307	199
Other products and services	177	257	211

	6,848	6,541	5,421
Taxes on revenues	(244)	(208)	(97)

Net operating revenues	6,604	6,333	5,324

Operating costs and expenses
Cost of ores and metals sold	(2,638)	(2,899)	(2,169)
Cost of aluminum products	(507)	(571)	(452)
Cost of logistic services	(230)	(235)	(165)
Other	(164)	(290)	(114)

	(3,539)	(3,995)	(2,900)
Selling, general and administrative expenses	(293)	(378)	(233)
Research and development expenses	(172)	(296)	(189)
Other	(538)	(561)	(317)

	(4,542)	(5,230)	(3,639)

Operating income	2,062	1,103	1,685
Non-operating income (expenses)
Financial income	48	65	125
Financial expenses	(465)	(548)	(287)
Gains (losses) on derivatives, net	(230)	296	18
Foreign exchange and indexation gains (losses), net	(30)	17	16
Loss on sale of assets	—	(190)	—

	(677)	(360)	(128)

Income before discontinued operations, income taxes and equity results	1,385	743	1,557

Income taxes
Current	(249)	583	(477)
Deferred	488	173	171

	239	756	(306)

Equity in results of affiliates, joint ventures and other investments	96	71	72

Net income from continuing operations	1,720	1,570	1,323

Discontinued operations, net of tax	(145)	—	—

Net income	1,575	1,570	1,323

Net income (loss) attributable to noncontrolling interests	(29)	51	(40)

Net income attributable to the Company’s stockholders	1,604	1,519	1,363

Basic and diluted earnings per share attributable to Company’s stockholders
Earnings per preferred share	0.29	0.28	0.25
Earnings per common share	0.29	0.28	0.25
Earnings per preferred share linked to convertible mandatorily notes (*)	0.54	0.52	0.53
Earnings per common share linked to convertible mandatorily notes (*)	0.60	0.59	0.57

(*)	Basic earnings per share only, as dilution assumes conversion
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Three-month period ended (unaudited)
	March 31, 2010	December 31, 2009	March 31, 2009
Cash flows from operating activities:

Net income	1,575	1,570	1,323
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion and amortization	743	799	559
Dividends received	50	243	37
Equity in results of affiliates, joint ventures and other investments	(96)	(71)	(72)
Deferred income taxes	(488)	(173)	(171)
Loss on disposal of property, plant and equipment	98	113	41
Loss on sale of investments	—	190	—
Discontinued operations, net of tax	145	—	—
Foreign exchange and indexation gains, net	(59)	(37)	(57)
Unrealized derivative losses (gains), net	243	(248)	4
Unrealized interest (income) expense, net	18	2	3
Others	118	(5)	(16)
Decrease (increase) in assets:
Accounts receivable	(777)	327	391
Inventories	(258)	(128)	119
Recoverable taxes	48	(791)	(104)
Others	125	(277)	(77)
Increase (decrease) in liabilities:
Suppliers	112	559	(103)
Payroll and related charges	(277)	108	(139)
Income taxes	(46)	(696)	216
Others	132	(74)	211

Net cash provided by operating activities	1,406	1,411	2,165

Cash flows from investing activities:
Short term investments	3,735	815	(909)
Loans and advances receivable
Related parties
Loan proceeds	(28)	(14)	(23)
Repayments	—	—	7
Others	(5)	(4)	4
Judicial deposits	(116)	(55)	(19)
Investments	(28)	(806)	(138)
Additions to, property, plant and equipment	(1,817)	(2,755)	(1,688)
Proceeds from disposal of investments/property, plant and equipment	—	158	—
Acquisition of subsidiaries, net of cash acquired	—	—	(850)

Net cash provided by (used in) investing activities	1,741	(2,661)	(3,616)

Cash flows from financing activities:
Short-term debt, additions	1,632	323	103
Short-term debt, repayments	(1,649)	(379)	(74)
Loans
Related parties
Loan proceeds	10	16	—
Repayments	(1)	(15)	(68)
Issuances of long-term debt
Third parties	1,059	1,537	185
Repayments of long-term debt
Third parties	(250)	(48)	(110)
Treasury stock	—	—	(10)
Dividends and interest attributed to Company’s stockholders	—	(1,469)	—
Dividends and interest attributed to noncontrolling interest	(1)	(47)	—

Net cash provided by (used in) financing activities	800	(82)	26

Increase (decrease) in cash and cash equivalents	3,947	(1,332)	(1,425)
Effect of exchange rate changes on cash and cash equivalents	(116)	167	91
Cash and cash equivalents, beginning of period	7,293	8,458	10,331

Cash and cash equivalents, end of period	11,124	7,293	8,997

Cash paid during the period for:
Interest on short-term debt	(1)	—	—
Interest on long-term debt	(243)	(289)	(277)
Income tax	(127)	(973)	(143)
Non-cash transactions
Interest capitalized	46	77	65
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars
(Except number of shares)

	Three-month period ended (unaudited)
	March 31, 2010	December 31, 2009	March 31, 2009
Preferred class A stock (including twelve golden shares)
Beginning of the period	9,727	9,727	9,727

End of the period	9,727	9,727	9,727

Common stock
Beginning of the period	15,262	15,262	15,262

End of the period	15,262	15,262	15,262

Treasury stock
Beginning of the period	(1,150)	(1,150)	(1,141)
Acquisitions	—	—	(10)

End of the period	(1,150)	(1,150)	(1,151)

Additional paid-in capital
Beginning of the period	411	411	393

End of the period	411	411	393

Mandatorily convertible notes — common shares
Beginning of the period	1,578	1,578	1,288

End of the period	1,578	1,578	1,288

Mandatorily convertible notes — preferred shares
Beginning of the period	1,225	1,225	581

End of the period	1,225	1,225	581

Other cumulative comprehensive income (deficit)
Cumulative translation adjustments
Beginning of the period	(1,772)	(2,542)	(11,493)
Change in the period	(390)	770	(104)

End of the period	(2,162)	(1,772)	(11,597)

Unrealized gain (loss) — available-for-sale securities, net of tax
Beginning of the period	—	(1)	17
Change in the period	2	1	96

End of the period	2	—	113

Surplus (deficit) accrued pension plan
Beginning of the period	(38)	346	(34)
Change in the period	138	(384)	(48)

End of the period	100	(38)	(82)

Cash flow hedge
Beginning of the period	2	13	—
Change in the period	(23)	(11)	—

End of the period	(21)	2	—

Total other cumulative comprehensive income (deficit)	(2,081)	(1,808)	(11,566)

Undistributed retained earnings
Beginning of the period	28,508	24,053	18,340
Transfer from/to unappropriated retained earnings	(633)	4,455	173

End of the period	27,875	28,508	18,513

Unappropriated retained earnings
Beginning of the period	3,182	7,624	9,616
Net income attributable to the stockholders’ Company	1,604	1,519	1,363
Interest on mandatorily convertible debt
Preferred class A stock	(19)	(19)	(8)
Common stock	(23)	(23)	(18)
Dividends and interest attributed to stockholders’ equity
Preferred class A stock	—	(570)	—
Common stock	—	(894)	—
Appropriation from/to undistributed retained earnings	633	(4,455)	(173)

End of the period	5,377	3,182	10,780

Total Company stockholders’ equity	58,224	56,935	43,827

Noncontrolling interests
Beginning of the period	2,831	2,798	1,892
Disposals and (acquisitions) of noncontrolling interests	—	(15)	—
Cumulative translation adjustments	(11)	79	222
Cash flow hedge	4	(30)	—
Net income (loss) attributable to noncontrolling interests	(29)	51	(40)
Dividends and interest attributable to noncontrolling interests	(11)	(52)	(1)
Capitalization of stockholders advances	—	—	12

End of the period	2,784	2,831	2,085

Total stockholders’ equity	61,008	59,766	45,912

Number of shares:
Preferred class A stock (including twelve golden shares)	2,108,579,618	2,108,579,618	2,108,579,618
Common stock	3,256,724,482	3,256,724,482	3,256,724,482
Buy-backs
Beginning of the period	(152,579,803)	(152,579,803)	(151,792,203)
Acquisitions	—	—	(831,400)

End of the period	(152,579,803)	(152,579,803)	(152,623,603)

	5,212,724,297	5,212,724,297	5,212,680,497

The accompanying notes are an integral part of this condensed consolidated financial information.

Consolidated Statements of Comprehensive Income (deficit)
Expressed in millions of United States dollars

	Three-month period ended (unaudited)
	March 31, 2010	December 31, 2009	March 31, 2009
Comprehensive income (deficit) is comprised as follows:
Company’s stockholders:
Net income attributable to Company’s stockholders	1,604	1,519	1,363
Cumulative translation adjustments	(390)	770	(104)
Unrealized gain (loss) — available-for-sale securities
Gross balance as of the period/year end	6	1	131
Tax (expense) benefit	(4)	—	(35)

	2	1	96
Surplus (deficit) accrued pension plan
Gross balance as of the period/year end	206	(578)	(28)
Tax (expense) benefit	(68)	194	(20)

	138	(384)	(48)
Cash flow hedge
Gross balance as of the period/year end	3	(2)	—
Tax expense	(26)	(9)	—

	(23)	(11)	—

Total comprehensive income attributable to Company’s stockholders	1,331	1,895	1,307

Noncontrolling interests:
Net income (loss) attributable to noncontrolling interests	(29)	51	(40)
Cumulative translation adjustments	(11)	79	222
Cash flow hedge	4	(30)	—

Total comprehensive income (deficit) attributable to Noncontrolling interests	(36)	100	182

Total comprehensive income (deficit)	1,295	1,995	1,489

The accompanying notes are an integral part of this condensed consolidated financial information.

Notes to the Condensed Consolidated Interim Financial Information
Expressed in millions of United States dollars, unless otherwise stated
1	The Company and its operations

Vale S.A., (“Vale”, the “Company” or “we”) is a limited liability company incorporated in Brazil. Operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production, logistics and steel activities.

At March 31, 2010, our principal consolidated operating subsidiaries are the following:

		% voting	head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte	57.03	59.02	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras	51.00	51.00	Brazil	Aluminum
Ferrovia Centro-Atlântica S. A	99.99	99.99	Brazil	Logistic
Ferrovia Norte Sul S.A	100.00	100.00	Brazil	Logistic
Mineração Corumbá Reunidas S.A.	100.00	100.00	Brazil	Iron ore
PT International Nickel Indonesia Tbk	59.09	59.09	Indonesia	Nickel
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Colombia Ltd	100.00	100.00	Colombia	Coal
Vale Manganése Norway	100.00	100.00	Norway	Ferroalloys
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Manganèse France	100.00	100.00	France	Manganese and Ferroalloys
Vale Inco Limited	100.00	100.00	Canada	Nickel
Vale International S.A	100.00	100.00	Switzerland	Trading
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method (Note 10).

We evaluate the carrying value of our equity accounted investments in relation to publicly quoted market prices when available. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a stockholders agreement. We define affiliates as businesses in which we participate as a noncon trolling interests but with significant influence over the operating and financial policies of the investee.

Our participation in hydroelectric projects is made via consortium contracts under which we have undivided interests in the assets and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations. No separate legal or tax status is granted to consortia under Brazilian law. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects.

3	Basis of presentation

Our condensed consolidated interim financial information for the three-month periods ended March 31, 2010, December 31, 2009 and March 31, 2009, prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), are unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month periods ended March 31, 2010, are not necessarily indicative of the actual results expected for the full fiscal year ending December 31, 2010.

This condensed consolidated interim financial information should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2009, prepared in accordance with US GAAP.

In preparing the condensed consolidated financial information, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, impairment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired and assumed in business combinations, income tax uncertainties, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

Since December 2007, significant modifications have been made to Brazilian GAAP as part of a convergence project with International Financial Reporting Standards (IFRS) and as from 2010 annual financial statements the convergence will be completed and therefore the IFRS will be the accounting practice adopted in Brazil. The Company does not expect to discontinue the US GAAP reporting during 2010.

The Brazilian real is the parent Company’s functional currency. We have selected the US dollar as our reporting currency.

All assets and liabilities have been translated to US dollars at the closing rate of exchange at each balance sheet date (or, if unavailable, the first available exchange rate). All statement of income accounts have been translated to US dollars at the average exchange rates prevailing during the respective periods. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account (“CTA”) in stockholders’ equity.

The results of operations and financial position of our entities that have a functional currency other than the US dollar, have been translated into US dollars and adjustments to translate those statements into US dollars are recorded in the CTA in stockholders’ equity.

The exchange rates used to translate the assets and liabilities of the Brazilian operations at March 31, 2010 and December 31, 2009, were R$1.7810 and R$1.7412, respectively.

The Company has assessed subsequent events through May 05, 2010 which is the date the financial statements were issued.
4	Accounting pronouncements
a) Newly issued accounting pronouncements

Accounting Standards Update (ASU) number 2010-11 Derivatives and Hedging (Topic 815) clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption—one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. This Codification does not impact our financial position, results of operations or liquidity.

Accounting Standards Update (ASU) number 2010-10 Consolidation (Topic 810) defers the effective date of the amendments to the consolidation requirements made by FASB Statement 167 to a reporting entity’s interest in certain types of entities and clarify other aspects of the Statement 167 amendments. As a result of the deferral, a reporting entity will not be required to apply the Statement 167 amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral. This Update also clarifies how a related party’s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the Update also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker’s or service provider’s fee is a variable interest. This Codification does not impact our financial position, results of operations or liquidity.

Accounting Standards Update No. 2010-09 Subsequent Events (Topic 855) addresses both the interaction of the requirements of Topic 855, Subsequent Events, with the SEC’s reporting requirements and the intended breadth of the reissuance disclosures provision related to subsequent events (paragraph 855-10-50-4). The amendments in this Update have the potential to change reporting by both private and public entities, however, the nature of the change may vary depending on facts and circumstances. This Codification does not impact our financial position, results of operations or liquidity.

The Company understands that the other recently issued accounting pronouncements, that are not effective as of and for the year ending December 31, 2010, are not expected to be relevant for its consolidated financial statements.

b) Accounting standards adopted in 2010

Accounting Standards Update (ASU) number 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 and are expected to provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The Company fully adopted this standard in 2010 with no impact on our financial position, results of operations or liquidity.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to Interpretation No. 46(R) on the accounting and disclosure requirements for the consolidation of variable interest entities (“VIEs”). Subsequently, in December 2009, the Accounting Standards Update (ASU) number 2009-17 Amendments to FASB Interpretation No. 46(R) was issued. The amendments replace the quantitative-based risks and rewards calculation, for determining which reporting entity has a controlling financial interest in a VIE, with a qualitative analysis when determining whether or not it must consolidate a VIE. The newly required approach is focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The amendments also require an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendments eliminated the scope exception on qualifying special-purpose entities (“QSPE”) and require enhanced disclosures about: involvement with VIEs, significant changes in risk exposures, impacts on the financial statements, and, significant judgments and assumptions used to determine whether or not to consolidate a VIE. The Company adopted these amendments in 2010, with no impact on our financial position, results of operations or liquidity.

In June 2009, the “FASB” issued an amendment to the accounting and disclosure requirements for transfers of financial assets. Subsequently, in December 2009, the Accounting Standards Update (ASU) number 2009-16 Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 was issued. The amendments improve financial reporting requiring greater transparency and additional disclosures for transfers of financial assets and the entity’s continuing involvement with them and also change the requirements for derecognizing financial assets. In addition, the amendments eliminate the exceptions for QSPE from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. The Company adopted these amendments in 2010, with no impact on our financial position, results of operations or liquidity.

Accounting Standards Update (ASU) number 2009-08 Earning per share issued by the FASB provides additional guidance related to calculation of earnings per share. This guidance amends ASC 260. This colification does not impact our fimancial position, results of operations or liquidity.

5	Major acquisitions and disposals

In line with our strategy to become a leading global player in the fertilizer business, during 2010 we entered into purchase agreements to acquire fertilizer assets in Brazil from Bunge Participações e investimentos S.A. (Bunge). Among these assets are phosphate rock mines and phosphates assets, and a 78,9% stake in the equity capital of Fertilizantes Fosfatados S.A. — Fosfertil (Fosfertil) formerly owned by Bunge, Fertifós, Heringer, Fertipar, Yara and Mosaic. The total amount to be paid is US$5,660. The transaction is still subject to the approval of governmental regulatory agencies. Control over these business have not been obtained when these financial statements were approved to be issued.

We entered into agreements to sell a minority stake of the Bayóvar Project with Mosaic Company (Mosaic) and Mitsui & Co. Ltd. (Mitsui), for US$660. The capital amount invested as at December 31, 2009 was approximately US$400. Actual closing of the transaction remains subject to the parties’ finalization of the definitive stockholders’ agreement and commercial off take agreements, certain governmental regulatory approvals and other customary closing conditions.

As part of our portfolio management, we have entered into negotiations with the intention to sell our net assets linked to kaolin activity. We have measured these assets at fair value, and recognized on first quarter results, an estimated loss in an amount of US$145, which was classified as discontinued operations in the income statement.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%. In other countries where we have operations, the applicable tax rates vary from 1.67% to 40%.

We analyze the potential tax impact associated with undistributed earnings by each of our subsidiaries. For those subsidiaries in which the undistributed earnings would be taxable when remitted to the parent company, no deferred tax is recognized, based on criteria in accounting for income taxes — special areas.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month period ended (unaudited)
	March 31, 2010			December 31, 2009			March 31, 2009
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before income taxes, equity results and noncontrolling interests	220	1,165	1,385	419	324	743	1,409	148	1,557
Exchange variation (not taxable) or not deductible	—	(416)	(416)	—	446	446	—	26	26

	220	749	969	419	770	1,189	1,409	174	1,583

Tax at Brazilian composite rate	(75)	(254)	(329)	(142)	(262)	(404)	(479)	(59)	(538)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	209	—	209	502	—	502	—	—	—
Difference on tax rates of foreign income	—	324	324	—	418	418	—	154	154
Tax incentives	17	—	17	66	—	66	18	—	18
Other non-taxable, income/non deductible expenses	(4)	22	18	17	157	174	17	43	60

Income tax per consolidated statements of income	147	92	239	443	313	756	(444)	138	(306)

Vale and some related companies in Brazil were granted with a tax incentive that provides for a partial reduction of the income tax due related to certain regional operations of iron ore, railroad, manganese, copper, bauxite, alumina, aluminum, kaolin and potash. The tax benefit is calculated based on taxable profit adjusted by the tax incentive (so-called “exploration profit”) taking into consideration the operational profit of the projects that benefit from the tax incentive during a fixed period. In general, such tax incentives expire in 2018. Part of the northern railroad and iron ore operations have been granted with tax incentives for a period of 10 years starting as from 2009. The tax saving must be registered in a special capital (profit) reserve in the net equity of the entity that benefits from the tax incentive and cannot be distributed as dividends to the stockholders.

We are also allowed to reinvest part of the tax savings in the acquisition of new equipment to be used in the operations that enjoy the tax benefit subject to subsequent approval from the Brazilian regulatory agencies Superintendência de Desenvolvimento da Amazônia — SUDAM and Superintendência de Desenvolvimento do Nordeste — SUDENE. When the reinvestment is approved, the corresponding tax benefit must also be accounted in a special profit reserve and is also subject to the same restrictions with respect to future dividend distributions to the stockholders.

We also have income tax incentives related to our Goro project under development in New Caledonia (“The Goro Project”). These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. The Goro Project also qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once the Goro Project is in operation. We obtained tax incentives for its projects in Mozambique, Oman and Malaysia, that will take effects when those projects start their commercial operation.

We are subject to examination by the tax authorities for up to five years regarding our operations in Brazil, up to ten years for Indonesia, and up to seven years for Canada for income taxes.

Brazilian tax loss carryforwards have no expiration date, though offset is restricted to 30% of annual taxable income.

The reconciliation of the beginning and ending amounts is as follows: (see note 16(b)) tax — related actions)

	Three-month period ended (unaudited)
	March 31, 2010	December 31, 2009	March 31, 2009
Beginning and end of the period	396	812	657

Increase resulting from tax positions taken	4	6	14
Decrease resulting from tax positions taken	—	(439)	—
Cumulative translation adjustments	9	17	(5)

End of the period	409	396	666

7	Cash and cash equivalents

	March 31, 2010	December 31, 2009
	(unaudited)
Cash	681	728
Short-term investments	10,443	6,565

	11,124	7,293

All the above mentioned short-term investments are made through the use of low risk fixed income securities, in a way that: those denominated in Brazilian reais are concentrated in investments indexed to the CDI, and those denominated in US dollars are mainly time deposits, with the original due date less than three-months.

8	Short-term investments

	March 31, 2010	December 31, 2009
	(unaudited)
Time deposit	12	3,747

Represent low risk investments with original due date over three-month.
9	Inventories

	March 31, 2010	December 31, 2009
	(unaudited)
Finished products

Nickel (co-products and by-products)	1,287	1,083
Iron ore and pellets	678	677
Manganese and ferroalloys	167	164
Aluminum products	154	135
Kaolin	41	42
Copper concentrate	36	35
Coal	62	51
Others	56	51
Spare parts and maintenance supplies	923	958

	3,404	3,196

In March 31, 2010 and December 31, 2009, there were no adjustments to reduce inventories to market values.

10 Investments in affiliated companies and joint ventures

	March 31, 2010				Investments		Equity in earnings (losses) of investee adjustments			Dividends Received
							Three-month period ended (unaudited)			Three-month period ended (unaudited)
	Participation in capital (%)			Net income (loss) of the period	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009	March 31, 2009	March 31, 2010	December 31, 2009	March 31, 2009
	Voting	Total		(unaudited)	(unaudited)
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	265	10	134	132	5	(15)	5	—	—	20
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	179	18	91	83	8	(3)	(3)	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO (1)	50.00	50.00	129	13	64	59	6	(9)	11	—	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	176	3	90	90	2	4	3	—	—	—
Minas da Serra Geral SA — MSG	50.00	50.00	57	(2)	29	31	(1)	—	—	—	—	—
SAMARCO Mineração SA — SAMARCO (2)	50.00	50.00	1,187	90	654	673	44	58	42	50	140	—
Baovale Mineração SA — BAOVALE	50.00	50.00	48	3	24	30	1	1	(3)	—	—	—
Zhuhai YPM Pellet e Co,Ltd — ZHUHAI	25.00	25.00	51	12	13	13	3	3	(4)	—	—	—
Tecnored Desenvolvimento Tecnológico SA	37.40	37.40	88	(27)	32	—	(10)	—	—	—	—	—

					1,131	1,111	58	39	51	50	140	20

Logistic
LOG-IN Logística Intermodal SA	31.33	31.33	363	(2)	122	125	(1)	—	2	—	—	—
MRS Logística SA	37.86	41.50	1,133	31	470	468	13	65	19	—	90	—

					592	593	12	65	21	—	90	—

Holdings
Steel
California Steel Industries Inc — CSI	50.00	50.00	311	11	156	150	6	(2)	(11)	—	—	—
THYSSENKRUPP CSA Companhia Siderúrgica	26.87	26.87	7,776	(16)	1,998	2,049	(4)	(6)	—	—	—	—

					2,154	2,199	2	(8)	(11)	—	—	—

Bauxite
Mineração Rio do Norte SA — MRN	40.00	40.00	350	2	141	143	1	(32)	(1)	—	13	17

					141	143	1	(32)	(1)	—	13	17

Coal
Henan Longyu Resources Co Ltd	25.00	25.00	909	79	228	250	20	18	18	—	—	—
Shandong Yankuang International Company Ltd	25.00	25.00	(36)	(9)	(9)	(7)	(2)	(4)	(7)	—	—	—

					219	243	18	14	11	—	—	—

Copper
Teal Minerals Incorpored	50.00	50.00	171	10	85	80	5	(8)	—	—	—	—

					85	80	5	(8)	—	—	—	—

Nickel
Heron Resources Inc (cost US$24) — available-for-sale	—	—	—	—	7	8	—	—	—	—	—	—
Korea Nickel Corp	—	—	—	—	11	13	—	—	1	—	—	—
Others — available for sale	—	—	—	—	9	9	—	—	—	—	—	—

					27	30	—	—	1	—	—	—

Other affiliates and joint ventures
Vale Soluções em energia	51.00	51.00	245	—	125	99	—	—	—	—	—	—
Others	—	—	—	—	42	87	—	1	—	—	—	—

					167	186	—	1	—	—	—	—

					2,793	2,881	26	(33)	—	—	13	17

Total					4,516	4,585	96	71	72	50	243	37

(1)
Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders under shareholder agreements preclude consolidation;

(2)	Investment includes goodwill of US$62 in December, 2009 and US$60 in March, 2010;

11	Short-term debt
Short-term borrowings outstanding on March 31, 2010 are from commercial banks for export financing denominated in US dollars, with average annual interest rates of 2.02%.
12	Long-term debt

	Current liabilities		Long-term liabilities
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
	(unaudited)		(unaudited)
Foreign debt
Loans and financing denominated in the following currencies:
US dollars	2,842	1,543	3,140	4,332
Others	24	29	227	411
Fixed Rate Notes
US dollars	—	—	8,496	8,481
EUR	—	—	1,014	—
Debt securities — export sales (*) — US dollar denominated	—	150	—	—
Perpetual notes	—	—	78	78
Accrued charges	170	198	—	—

	3,036	1,920	12,955	13,302

Brazilian debt
Brazilian Reais indexed to Long-term Interest Rate - TJLP/CDI and General Price Index-Market (IGPM)	61	62	3,348	3,433
Basket of currencies	1	1	3	3
Non-convertible debentures	842	861	2,546	2,592
US dollars denominated	—	—	568	568
Accrued charges	152	89	—	—

	1,056	1,013	6,465	6,596

Total	4,092	2,933	19,420	19,898

(*)	Secured by receivables from future export sales. Redeemed in January, 2010.
The long-term portion at March 31, 2010 falls due as follows:

2011	1,226
2012	1,207
2013	3,197
2014	910
2015 and thereafter	12,502
No due date (Perpetual notes and non-convertible debentures)	378

19,420

At March 31, 2010 annual interest rates on long-term debt were as follows:

Up to 3%	6,394
3.1% to 5% (*)	1,219
5.1% to 7%	8,044
7.1% to 9% (**)	5,940
9.1% to 11% (**)	693
Over 11% (**)	1,140
Variable (Perpetual notes)	82

23,512

(*)	Includes Eurobonds. For this operation we have entered into derivative transactions at a cost of 4,78% per year in US dollars for 28% of the total amount.

(**)
Includes non-convertible debentures and other Brazilian Real denominated debt that bear interest at the Brazilian Interbank Certificate of Deposit (CDI) and Brazilian Government Long-term Interest Rates (TJLP) plus a spread. For these operations we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$6,505 of which US$4,205 has original interest rate between 7.1% and 9% per year the remaining amount has original interest rate above 9% per year. The average cost after taking into account the derivative transactions is 4.58% per year in dollars.

The average cost of all derivative transactions is 4,59% per year in US dollars.

Vale has non-convertible debentures at Brazilian Real denominated as follow:

					Balance
	Quantity as of March 31, 2010				March 31,	December 31,
Non Convertible Debentures	Issued	Outstanding	Maturity	Interest	2010	2009
					(unaudited)
1st Series	150,000	150,000	November 20, 2010	101.75% CDI	868	869
2nd Series	400,000	400,000	November 20, 2013	100% CDI + 0.25%	2,314	2,318
Tranche “B”	5	5	No due date	6.5% p.a + IGP-DI	300	295

					3,482	3,482

Short-term portion					842	861
Long-term portion					2,546	2,592
Accrued charges					94	29

					3,482	3,482

The indexation indices/ rates applied to our debt were as follows:

	Three-month period ended
	March 31, 2010	December 31, 2009	March 31, 2009
	(unaudited)		(unaudited)
TJLP — Long-Term Interest Rate (effective rate)	1.5	1.5	1.5
IGP-M — General Price Index — Market	2.8	(0.1)	(0.9)
Appreciation (devaluation) of Real against US dollar	(2.2)	2.1	0.9

In March, 2010, Vale issued EUR750, equivalent to US$1,033, of 8-year euronotes at a price of 99,564% of the principal amount. These notes will mature in March 2018 and will bear a coupon of 4,375% per year, payable annually.

In January 2010, we redeemed all outstanding export receivables securitization 10-year notes issued in September 2000 at an interest rate of 8.926% per year and the notes issued in July 2003 at an interest rate of 4.43% per year. The outstanding principal amounts of those September 2010 notes were US$28 and for the July 2013 notes were US$122, totaling US$150 of debt redeemed.

Credit Lines

We have revolving credit lines available under which amounts can be drawn down and repaid at the option of the borrower. At March 31, 2010, the total amount available under revolving credit lines was US$1,900, of which US$1,150 was granted to Vale International and the balance to Vale Inco. As of March 31, 2010, neither Vale International nor Vale Inco had drawn any amounts under these facilities, but US$124 of letters of credit were issued and remained outstanding pursuant Vale Inco’s facility.

In November, 2009, Vale has signed a US$300 export facility agreement, through its subsidiary PT International Nickel Indonesia Tbk (PTI), with Japanese financial institutions using credit insurance provided by Nippon Export and Investment Insurance — NEXI, to finance the construction of the Karebbe hydroelectric power plant on the Larona river, island of Sulawesi, Indonesia. Through March 31, 2010, PT International had drawn down US$150 on this facility.

During 2008, we entered into agreements with Banco Nacional de Desenvolvimento Econômico e Social — BNDES, (the Brazilian National Development Bank) in the amount of US$4 billion and with Japanese financing agencies in the amount of US$5 billion, of which US$3 billion with Japan Bank for International Cooperation — JBIC and US$2 billion with Nippon Export and Investment Insurance NEXI related to future lines of credit to finance mining, logistics and power generation projects as part of our investment program for 2008-2012. Through March 31, 2010, Vale had drawn down US$872 of the committed credit facility with BNDES.

Guarantee

On March 31, 2010, US$589 (December 31, 2009 — US$753) of the total aggregate outstanding debt were secured, being US$22 (December 31, 2009 — US$34) guaranteed by the Brazilian Federal Government and US$567 (December 31, 2009 — US$567) guaranteed by others receivables. In December 31, 2009 US$152 guaranteed by receivables from future export sales of CVRD Overseas Ltd, redeemed in January, 2010. The remaining outstanding debt in the amount of US$22,923 (December 31, 2009 — US$22,078) were unsecured.

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of default as of March 31, 2010.

13	Stockholders’ equity
Each holder of common and preferred class A stock is entitled to one vote for each share on all matters brought before stockholders’ meetings, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer permanent veto rights over certain matters.
Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income under Brazilian GAAP, once declared at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the Brazilian GAAP equity value per share.
In April 2010 (subsequent period) we paid US$1,250 as a first installment of the dividend to stockholders. The distribution was made in the form of interest on stockholders ´equity.
In October 2009 the Board of Directors approved the payment of the second tranche of the minimum dividend, and an amount of additional dividends to be distributed, totaling US$1,500.
In April 2009, we paid US$1,250 as a first installment of the dividend to stockholders. The distribution was made in the form of dividends.
In July 2008, we issued 80,079,223 common ADS, 176,847,543 common shares, 63,506,751 preferred ADS and 100,896,048 preferred shares through a Global equity offering. Our capital increased by US$11,666, upon subscription of preferred stock of US$4,146 corresponding to 164,402,799 shares and common stock of US$7,520 corresponding to 256,926,766 shares. In August, 2008, we issued an additional 24,660,419 preferred shares, representing an increase of US$628. After the closing of the operation, our capital stock increased by US$12,294 in 2008; the transaction costs of US$105 were recorded as a reduction of the additional paid-in capital account.
Vale Issued mandatory convertible notes, as follows:

	Date		Value
Headings	Emission	Expiration	Gross	Net of charges	Coupon
Tranches Rio and Rio P	June/2007	June/2010	1,880	1,869	5.50% p.a.
Tranches Vale and Vale P- 2012	July/2009	June/2012	942	934	6.75% p.a.
The notes pay a coupon quarterly and are entitled to an additional remuneration equivalent to the cash distribution paid to ADS holders. These notes were classified as a capital instrument, mainly due to the fact that neither the Company nor the holders have the option to settle the operation, whether fully or partially, with cash, and the conversion is mandatory; consequently, they were recognized as a specific component of shareholders’ equity, net of financial charges.
The funds linked to future mandatory conversion, net of charges are equivalent to the maximum of common shares and preferred shares, as follows. All the shares are currently held in treasury.

	Maximum amount of action		Value
Headings	Common	Preferred	Common	Preferred
Tranches Rio and Rio P	56,582,040	30,295,456	1,296	584
Tranches Vale and Vale P- 2012	18,415,859	47,284,800	293	649
In April, 2010 (subsequent period), we paid to holders of mandatorily convertible notes additional interest: series RIO and RIO P, US$0.417690 and US$0.495742 per note, respectively and series VALE-2012 and VALE.P-2012, US$0.602336 and US$0.696668 per note, respectively.
On October 30, 2009, we paid additional interest to holders of the mandatorily convertible notes of series RIO and of series RIO P, equal to the US dollar equivalent of R$0.857161 and R$1.017334 per notes, respectively, and to the holders of the mandatorily convertible notes of series VALE-2012 and VALE.P-2012, equal to the US dollar equivalent of R$1.236080 and R$1.429662 per notes, respectively.
In April 2009 we paid to holders of the mandatorily convertible notes of series RIO and of series RIO P, the US dollar equivalent of US$0.490922 and US$0.582658, respectively.

Basic and diluted earnings per share
Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended (unaudited)
	March 31, 2010	December 31, 2009	March 31, 2009
Net income from continuing operations attributable to Company’s stockholders	1,749	1,519	1,363

Discontinued operations, net of tax	(145)	—	—

Net income attributable to Company’s stockholders	1,604	1,519	1,363

Interest attributed to preferred convertible notes	(19)	(19)	(8)
Interest attributed to common convertible notes	(23)	(23)	(18)

Net income for the period adjusted	1,562	1,477	1,337

Basic and diluted earnings per share

Income available to preferred stockholders	591	559	512
Income available to common stockholders	926	876	803
Income available to convertible notes linked to preferred shares	23	21	8
Income available to convertible notes linked to common shares	22	21	14
Weighted average number of shares outstanding
(thousands of shares) — preferred shares	2,030,998	2,030,998	2,031,027
Weighted average number of shares outstanding
(thousands of shares) — common shares	3,181,727	3,181,727	3,181,732
Treasury preferred shares linked to mandatorily convertible notes	77,580	77,580	30,295
Treasury common shares linked to mandatorily convertible notes	74,998	74,998	56,582

Total	5,365,303	5,365,303	5,299,636

Earnings per preferred share	0.29	0.28	0.25
Earnings per common share	0.29	0.28	0.25
Earnings per convertible notes linked to preferred share (*)	0.54	0.52	0.53
Earnings per convertible notes linked to common share (*)	0.60	0.59	0.57

Continuous operations
Earnings per preferred share	0.32	—	—
Earnings per common share	0.32	—	—
Earnings per convertible notes linked to preferred share (*)	0.57	—	—
Earnings per convertible notes linked to common share (*)	0.63	—	—

Discontinued operations
Earnings per preferred share	(0.03)	—	—
Earnings per common share	(0.03)	—	—
Earnings per convertible notes linked to preferred share (*)	(0.03)	—	—
Earnings per convertible notes linked to common share (*)	(0.03)	—	—

(*)	Basic earnings per share only, as dilution assumes conversion
If the conversion of the convertible notes had been included in the calculation of diluted earnings per share they would have generated the following dilutive effect as shown below:

	Three-month period ended (unaudited)
	March 31, 2010	December 31, 2009	March 31, 2009
Income available to preferred stockholders	633	599	528
Income available to common stockholders	971	920	835
Weighted average number of shares outstanding
(thousands of shares) — preferred shares	2,108,578	2,108,578	2,061,322
Weighted average number of shares outstanding
(thousands of shares) — common shares	3,256,725	3,256,725	3,238,314
Earnings per preferred share	0.30	0.28	0.26
Earnings per common share	0.30	0.28	0.26

Continuous operations
Earnings per preferred share	0.33	—	—
Earnings per common share	0.33	—	—

Discontinued operations
Earnings per preferred share	(0.03)	—	—
Earnings per common share	(0.03)	—	—

14	Pension plans
We previously disclosed in our consolidated financial statements for the year ended December 31, 2009, that we expected to contribute US$240 to our defined benefit pension plan in 2010. As of March 31, 2010, total contributions of US$45 had been made. We do not expect any significant change in our previous estimate.

	Three-month period ended (unaudited)
	March 31, 2010
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	—	17	6
Interest cost on projected benefit obligation	69	88	19
Expected return on assets	(115)	(81)	5
Amortizations and (gain) / loss	—	—	—
Net deferral	—	—	—

Net periodic pension cost (credit)	(46)	24	30

	Three-month period ended (unaudited)
	December 31, 2009
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	4	14	5
Interest cost on projected benefit obligation	117	93	32
Expected return on assets	(161)	(68)	—
Amortizations and (gain) / loss	5	4	(19)
Net deferral	—	1	3

Net periodic pension cost (credit)	(35)	44	21

	Three-month period ended (unaudited)
	March 31, 2009
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	1	11	4
Interest cost on projected benefit obligation	44	54	18
Expected return on assets	(60)	(43)	—
Amortizations and (gain) / loss	2	7	—
Net deferral	—	1	(7)

Net periodic pension cost (credit)	(13)	30	15

15	Long-term incentive compensation plan
Since 2008, a long-term incentive compensation plan, was implemented.
Under the terms of the plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonus to the plan. The allocation is applied to purchase preferred shares of Vale, through a predefined financial institution, at market conditions and with no benefit provided by Vale.
The shares purchased by each executive are unrestricted and may, at the participant’s discretion, be sold at any time. However, the shares must be held for a three-year period and the executive must be continually employed by Vale during that period. The participant then becomes entitled to receive from Vale a cash payment equivalent to the total amount of shares held, based on the market rates. The total shares linked to the plan at March 31, 2010 and December 31, 2009, is 3,785,610 and 1,809,117, respectively.
Additionally, as a long-term incentive certain eligible executives have the opportunity to receive at the end of the triennial cycle a certain number of shares at market rates, based on an evaluation of their career and performance factors measured as an indicator of total return to stockholders.
We account for the compensation cost provided to our executives under this long-term incentive compensation plan, following the requirements Accounting for Stock-Based Compensation. Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At March 31, 2010 and December 31, 2009, we recognized a liability of US$54 and US$72, respectively, through the Statement of Income.

16	Commitments and contingencies
a) In connection with a tax-advantaged lease financing arrangement sponsored by the French Government, we provided certain guarantees on December 30, 2004 on behalf of Vale Inco New Caledonia S.A.S. (VINC) pursuant to which we guaranteed payments due from VINC of up to a maximum amount of US$100 (“Maximum Amount”) in connection with an indemnity. This guarantee was provided to BNP Paribas for the benefit of the tax investors of GniFi, the special purpose vehicle which owns a portion of the assets in our nickel cobalt processing plant in New Caledonia (“Girardin Assets”). We also provided an additional guarantee covering the payments due from VINC of (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts payable by VINC under a lease agreement covering the Girardin Assets. This guarantee was provided to BNP Paribas for the benefit of GniFi.
Another commitment incorporated in the tax—advantaged lease financing arrangement was that the Girardin Assets would be substantially complete by December 31, 2009. In light of the delay in the start up of VINC processing facilities the December 31, 2009 substantially complete date was not met. Management proposed an extension to the substantially complete date from December 31, 2009 to December 31, 2010. Both the French government authorities and the tax investors have agreed to this extension, though a signed waiver has not yet been received from the tax investors. The French tax authorities issued their signed extension on March 12, 2010. Accordingly the benefits of the financing structure are fully expected to be maintained and we anticipate that there will be no recapture of the tax advantages provided under this financing structure.
In 2009, two new bank guarantees totaling US$58 (€43) were established by us on behalf of VINC in favour of the South Province of New Caledonia in order to guarantee the performance of VINC with respect to certain environmental obligations in relation to the metallurgical plant and the Kwe West residue storage facility.
Sumic Nickel Netherlands B.V. (“Sumic”), a 21% stockholder of VINC, has a put option to sell to us 25%, 50%, or 100% of the shares they own of VINC. The put option can be exercised if the defined cost of the initial nickel-cobalt development project, as measured by funding provided to VINC, in natural currencies and converted to U.S. dollars at specified rates of exchange, in the form of Girardin funding, shareholder loans and equity contributions by shareholders to VINC, exceeded $4.2 billion and an agreement cannot be reached on how to proceed with the project. On February 15, 2010, we formally amended our agreement with Sumic to increase the threshold to approximately $4.6 billion at specified rates of exchange.
We provided a guarantee covering certain termination payments due from VINC to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the VINC project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is a result of a default by VINC and the date on which an early termination of the ESA were to occur. During the first quarter of 2010 the supply of electricity under the ESA to the project began, and the guaranteed amount now decreases over the life of the ESA from its maximum amount. As at March 31, 2010 the guarantee was US $180 (Euro 133).
In February 2009, we and our subsidiary, Vale Inco Newfoundland and Labrador Limited (“VINL”), entered into a fourth amendment to the Voisey’s Bay Development agreement with the Government of Newfoundland and Labrador, Canada, that permitted VINL to ship up to 55,000 metric tonnes of nickel concentrate from the Voisey’s Bay area mines. As part of the agreement, VINL agreed to provide the Government of Newfoundland and Labrador financial assurance in the form of letters of credit each in the amount of US$16 (CAD$16) for each shipment of nickel concentrate shipped out of the province from January 1, 2009 to August 31, 2009. The amount of this financial assurance was US$110 (CAD$112) based on seven shipments of nickel concentrate and as of March 31, 2010, US$36 (CAD$36) remains outstanding.
As of March 31, 2010, there was an additional US$124 in letters of credit issued and outstanding pursuant to our syndicate revolving credit facility, as well as an additional US$41 of letters of credit and US$44 in bank guarantees that were issued and outstanding. These are associated with environmental reclamation and other operating associated items such as insurance, electricity commitments and import and export duties.
b) We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the amounts recognized are sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	March 31, 2010 (unaudited)		December 31, 2009
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor and social security claims	688	683	657	657
Civil claims	595	384	582	307
Tax — related actions	511	194	489	175
Others	29	4	35	4

	1,823	1,265	1,763	1,143

Labor and social security — related actions principally comprise of claims by Brazilian employees and former employees for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.
Civil — actions principally related to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past Government economic plans during which full inflation indexation of contracts was not permitted, as well, as for accidents and land appropriation disputes.
Tax — tax-related actions principally comprise of challenges initiated by us, on certain taxes on revenues and uncertain tax positions. We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.
Judicial deposits are made by us following the court requirements, in order to be entitled to either initiate or continue a legal action. These amounts are released to us, upon receipt of a final favorable outcome from the legal action; in the case of an unfavorable outcome, the deposits are transferred to the prevailing party.
Contingencies settled during the three-month periods ended March 31, 2010, December 31, 2009 and March 31, 2009, totaled US$55, US$58, US$18, respectively. Provisions recognized in the three-month periods ended March 31, 2010, December 31, 2009 and March 31, 2009, totaled US$70, US$137, US$49, respectively, classified as other operating expenses.
In addition to the contingencies for which we have made provisions, we are defendants in claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible but not probable, in the total amount of US$4,344 at March 31, 2010, and for which no provision has been made (December 31, 2009 — US$4,190).
c) At the time of our privatization in 1997, the Company issued debentures to its then-existing stockholders, including the Brazilian Government. The terms of the debentures, were set to ensure that the pre-privatization stockholders, including the Brazilian Government would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.
A total of 388,559,056 Debentures were issued at a par value of R$0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.
The debentures holders has the right to receive premiums, paid semiannually, equivalent to a percentage of net revenues from specific mine resources as set forth in the indenture.
In April 2010 (subsequent period) we paid remuneration on these debentures of US$5.
d) Assets retirement obligations
We use various judgments and assumptions when measuring our asset retirement obligations.
Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

The changes in the provisions for asset retirement obligations are as follows:

	Three-month period ended (unaudited)
	March 31, 2010	December 31, 2009	March 31, 2009
Beginning of period	1,116	1,102	887
Accretion expense	27	31	6
Liabilities settled in the current period	(8)	(21)	(3)
Revisions in estimated cash flows	(2)	(14)	(9)
Cumulative translation adjustment	(4)	18	(4)

End of period	1,129	1,116	877

Current liabilities	79	89	38
Non-current liabilities	1,050	1,027	839

Total	1,129	1,116	877

17	Other expenses
The line “Other operating expenses” totaled US$538 in March 31, 2010, mostly due to pre operational expenses and idle capacity and stoppage operations which comprised US$78 and US$210 respectively.
18	Fair value disclosure of financial assets and liabilities
The Financial Accounting Standards Board, through Accounting Standards Codification and Accounting Standards Updates, define fair value, set out a framework for measuring fair value, which refers to valuation concepts and practices and require certain disclosures about fair value measurements.
a) Measurements
The pronouncements define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.
These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, those inputs used to measure the fair value are required to be classified on three levels. Based on the characteristics of the inputs used in valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed as follows:
Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;
Level 2 - Quoted prices for identical or similar assets or liabilities on active markets, inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability;
Level 3 - Assets and liabilities, which quoted prices, do not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid. At this point fair market valuation becomes highly subjective.
b) Measurements on a recurring basis
The description of the valuation methodologies used for recurring assets and liabilities measured at fair value in the Company’s Consolidated Balance Sheet at March 31, 2010 and December 31, 2009 are summarized below:
•	Available-for-sale securities

They are securities that are not classified either as held-for-trading or as held-to-maturity for strategic reasons and have readily available market prices. We evaluate the carrying value of some of our investments in relation to publicly quoted market prices when available. When there is no market value, we use inputs other than quoted prices.

•	Derivatives

The market approach is used for the swaps to estimate the fair value discounting their cash flows using the interest rate of the currency they are denominated. Also for the commodities contracts, since the fair value is computed by using forward curves for each commodities.

•	Debentures

The fair value is measured by the market approach method, and the reference price is available on the secondary market.
The tables below present the balances of assets and liabilities measured at fair value on a recurring basis as follows:

	As of March 31, 2010
	Carry amount	Fair value	Level 1	Level 2
Available-for-sale securities	16	16	16	—
Unrealized gain on derivatives	577	577	—	577
Debentures	(822)	(822)	—	(822)

	As of December 31, 2009
	Carry amount	Fair value	Level 1	Level 2
Available-for-sale securities	17	17	17	—
Unrealized losses on derivatives	832	832	—	832
Debentures	(752)	(752)	—	(752)
c) Measurements on a non-recurring basis
The Company also has assets under certain conditions that are subject to measurement at fair value on a non-recurring basis. These assets include goodwill and intangible assets. During the year ended March 31, 2010 we have not recognized any additional impairment loss for those items.
d) Financial Instruments
Long-term debt
The valuation method used to estimate the fair value of our debt is the market approach for the contracts that are quoted on the secondary market, such as bonds and debentures. The fair value of both fixed and floating rate debt is determined by discounting future cash flows of Libor and Vale’s bonds curves (income approach).
Time deposits
The method used is the income approach, through the prices available on the active market. The fair value is close to the carrying amount due to the short-term maturities of the instruments.
Our long-term debt is reported at amortized cost, and the income of time deposits is accrued monthly according to the contract rate, however its estimated fair value measurement is disclosed as follows:

	March 31, 2010 (unaudited)
	Carry amount	Fair value	Level 1	Level 2
Time deposits	12	12	—	12
Long-term debt (less interests) (*)	(23,190)	(24,210)	(13,562)	(10,648)

(*)	Less accrued charges US$322

	As of December 31, 2009
	Carry amount	Fair value	Level 1	Level 2
Time deposits	3,747	3,747	—	3,747
Long-term debt (less interests) (*)	(22,544)	(23,344)	(12,424)	(10,920)

(*)	Less accrued charges US$287

19	Segment and geographical information

We adopt disclosures about segments of an enterprise and related information with respect to the information we present about our operating segments. The standard introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on an aggregated and disaggregated basis as follows:

Consolidated net income and principal assets are reconciled as follows:

Results by segment — before eliminations (aggregated)

	Three-month period ended (unaudited)
	March 31, 2010						December 31, 2009						March 31, 2009
		Non						Non						Non
	Ferrous	ferrous	Logistic	Others	Elimination	Consolidated	Ferrous	ferrous	Logistic	Others	Elimination	Consolidated	Ferrous	ferrous	Logistic	Others	Elimination	Consolidated
RESULTS
Gross revenues — Foreign	6,743	1,984	12	81	(3,230)	5,590	6,041	2,202	32	172	(3,080)	5,367	5,988	1,650	5	154	(2,987)	4,810
Gross revenues — Domestic	833	266	340	71	(252)	1,258	611	294	305	212	(248)	1,174	252	236	201	58	(136)	611
Cost and expenses	(4,939)	(1,951)	(292)	(171)	3,482	(3,871)	(4,781)	(2,171)	(280)	(439)	3,328	(4,343)	(4,048)	(1,748)	(177)	(138)	3,123	(2,988)
Research and development	(37)	(49)	(11)	(75)	—	(172)	(62)	(66)	(17)	(151)	—	(296)	(42)	(68)	(16)	(63)	—	(189)
Depreciation, depletion and amortization	(361)	(332)	(35)	(15)	—	(743)	(362)	(364)	(40)	(33)	—	(799)	(197)	(329)	(24)	(9)	—	(559)

Operating income	2,239	(82)	14	(109)	—	2,062	1,447	(105)	—	(239)	—	1,103	1,953	(259)	(11)	2	—	1,685
Financial income	566	(2)	1	188	(705)	48	599	(511)	—	707	(730)	65	660	166	1	1	(703)	125
Financial expenses	(745)	(199)	(7)	(219)	705	(465)	(877)	313	(10)	(704)	730	(548)	(664)	(312)	(6)	(8)	703	(287)
Gains (losses) on derivatives, net	(199)	(31)	—	—	—	(230)	311	(15)	—	—	—	296	34	(16)	—	—	—	18
Foreign exchange and monetary gains (losses), net	(47)	26	(2)	(7)	—	(30)	(21)	40	1	(3)	—	17	29	(6)	(1)	(6)	—	16
Loss on sale of investments	—	—	—	—	—	—	(70)	(120)	—	—	—	(190)	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	58	6	12	20	—	96	38	(32)	65	—	—	71	54	(1)	21	(2)	—	72
Discontinued operations, net of tax	—	(145)	—	—	—	(145)	—	—	—	—	—	—	—	—	—	—	—	—
Income taxes	113	67	4	55	—	239	418	325	3	10	—	756	(466)	173	(4)	(9)	—	(306)
Noncontrolling interests	—	29	—	—	—	29	(21)	(49)	—	19	—	(51)	10	33	—	(3)	—	40

Net income attributable to the Company’s stockholders	1,985	(331)	22	(72)	—	1,604	1,824	(154)	59	(210)	—	1,519	1,610	(222)	—	(25)	—	1,363

Sales classified by geographic destination:
Foreign market America, except United States	150	314	12	2	(145)	333	101	315	4	43	(156)	307	44	279	—	9	(84)	248
United States	1	148	—	2	(16)	135	—	158	—	11	(8)	161	11	219	—	8	(18)	220
Europe	2,138	674	—	6	(1,461)	1,357	1,681	688	—	29	(1,063)	1,335	1,169	525	—	4	(884)	814
Middle East/Africa/Oceania	181	49	—	12	(13)	229	301	70	—	17	(216)	172	281	72	—	—	(229)	124
Japan	1,171	272	—	35	(646)	832	904	373	—	37	(438)	876	511	150	—	81	(258)	484
China	2,667	201	—	8	(716)	2,160	2,717	210	28	17	(984)	1,988	3,483	199	5	4	(1,268)	2,423
Asia, other than Japan and China	435	326	—	16	(233)	544	337	388	—	18	(215)	528	489	206	—	48	(246)	497

	6,743	1,984	12	81	(3,230)	5,590	6,041	2,202	32	172	(3,080)	5,367	5,988	1,650	5	154	(2,987)	4,810
Domestic market	833	266	340	71	(252)	1,258	611	294	305	212	(248)	1,174	252	236	201	58	(136)	611

	7,576	2,250	352	152	(3,482)	6,848	6,652	2,496	337	384	(3,328)	6,541	6,240	1,886	206	212	(3,123)	5,421

(*)	Other than Aluminum.

Operating segment — after eliminations (disaggregated)

	As of and for the three-month period ended (unaudited)
	March 31, 2010
										Property,	Addition to
										plant and	property,
								Depreciation,		equipment,	plant and
								depletion		net and	equipment
	Revenue			Value	Net	Cost and		and	Operation	intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	3,319	428	3,747	(70)	3,677	(1,449)	2,228	(325)	1,903	24,664	554	98
Pellets	523	252	775	(68)	707	(432)	275	(24)	251	1,581	52	1,033
Manganese	50	8	58	—	58	(15)	43	(1)	42	24	—	—
Ferroalloys	78	64	142	(16)	126	(72)	54	(11)	43	251	5	—

	3,970	752	4,722	(154)	4,568	(1,968)	2,600	(361)	2,239	26,520	611	1,131
Non ferrous
Nickel and other products (*)	743	4	747	—	747	(658)	89	(239)	(150)	28,050	322	27
Potash	—	65	65	(3)	62	(43)	19	(7)	12	1,792	5	—
Copper concentrate	154	26	180	(7)	173	(123)	50	(18)	32	2,483	224	85
Aluminum Products	552	47	599	(10)	589	(497)	92	(60)	32	4,536	61	141

	1,449	142	1,591	(20)	1,571	(1,321)	250	(324)	(74)	36,861	612	253

Logistics
Railroads	—	236	236	(42)	194	(152)	42	(27)	15	1,950	21	470
Ports	2	73	75	(10)	65	(55)	10	(6)	4	239	2	—
Ships	3	—	3	—	3	(6)	(3)	(2)	(5)	—	—	122

	5	309	314	(52)	262	(213)	49	(35)	14	2,189	23	592
Others	166	55	221	(18)	203	(297)	(94)	(23)	(117)	3,675	571	2,540

	5,590	1,258	6,848	(244)	6,604	(3,799)	2,805	(743)	2,062	69,245	1,817	4,516

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	As of and for the three-month period ended (unaudited)
	December 31, 2009
										Property,	Addition to
										plant and	property,
								Depreciation,		equipment,	plant and
								depletion		net and	equipment
	Revenue			Value	Net	Cost and		and	Operation	intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	3,073	386	3,459	(67)	3,392	(1,665)	1,727	(334)	1,393	21,736	1,405	74
Pellets	327	156	483	(29)	454	(417)	37	(20)	17	947	—	1,037
Manganese	50	14	64	(1)	63	(40)	23	(2)	21	25	1	—
Ferroalloys	55	68	123	(16)	107	(69)	38	(6)	32	261	56	—
Pig iron	26	—	26	—	26	(42)	(16)	—	(16)	144	—	—

	3,531	624	4,155	(113)	4,042	(2,233)	1,809	(362)	1,447	23,113	1,462	1,111
Non ferrous
Nickel and other products (*)	871	1	872	—	872	(776)	96	(264)	(168)	24,206	393	30
Potash	—	109	109	(8)	101	(70)	31	(10)	21	159	—	—
Copper concentrate	204	3	207	(1)	206	(129)	77	(18)	59	4,127	92	—
Aluminum products	565	46	611	(9)	602	(551)	51	(66)	(15)	4,663	27	143

	1,640	159	1,799	(18)	1,781	(1,526)	255	(358)	(103)	33,155	512	173

Logistics
Railroads	—	218	218	(41)	177	(155)	22	(29)	(7)	1,979	26	468
Ports	—	87	87	(13)	74	(49)	25	(11)	14	1,441	—	—
Ships	2	—	2	—	2	(9)	(7)	—	(7)	1,104	300	125

	2	305	307	(54)	253	(213)	40	(40)	—	4,524	326	593
Others	194	86	280	(23)	257	(459)	(202)	(39)	(241)	8,018	455	2,708

	5,367	1,174	6,541	(208)	6,333	(4,431)	1,902	(799)	1,103	68,810	2,755	4,585

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	As of and for the three-month period ended (unaudited)
	March 31, 2009
										Property,	Addition to
										plant and	property,
										equipment,	plant and
								Depreciation,		net and	equipment
	Revenue			Value added	Net	Cost and		depletion and	Operation	intangible	and
	Foreign	Domestic	Total	tax	revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	2,964	165	3,129	(32)	3,097	(998)	2,099	(181)	1,918	15,044	736	44
Pellets	241	32	273	(8)	265	(219)	46	(10)	36	645	27	756
Manganese	13	2	15	—	15	(18)	(3)	(2)	(5)	18	1	—
Ferroalloys	51	27	78	(7)	71	(60)	11	(2)	9	189	18	—
Pig iron	11	—	11	—	11	(13)	(2)	—	(2)	144	16	—

	3,280	226	3,506	(47)	3,459	(1,308)	2,151	(195)	1,956	16,040	798	800
Non ferrous
Nickel and other products (*)	860	3	863	—	863	(833)	30	(253)	(223)	21,420	425	71
Potash	—	65	65	(2)	63	(28)	35	(3)	32	159	—	—
Copper concentrate	79	28	107	(6)	101	(106)	(5)	(17)	(22)	3,609	189	—
Aluminum products	408	34	442	(8)	434	(426)	8	(50)	(42)	3,837	41	110

	1,347	130	1,477	(16)	1,461	(1,393)	68	(323)	(255)	29,025	655	181

Logistics
Railroads	—	157	157	(22)	135	(125)	10	(21)	(11)	1,457	21	347
Ports	—	42	42	(6)	36	(34)	2	(5)	(3)	1,441	37	—
Ships	—	—	—	—	—	—	—	—	—	373	—	97

	—	199	199	(28)	171	(159)	12	(26)	(14)	3,271	58	444
Others	183	56	239	(6)	233	(220)	13	(15)	(2)	3,438	177	1,309

	4,810	611	5,421	(97)	5,324	(3,080)	2,244	(559)	1,685	51,774	1,688	2,734

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

20	Derivative financial instruments

Risk management policy

Vale’s risk management strategy encompasses an enterprise risk management approach where we evaluate not only market risk impacts on the business, but also the impacts arising from credit and operating risks.

An enterprise wide risk management approach is considered by us to be mandatory for Vale as traditional market risk measures, such as VaR (Value at Risk), are not sufficient to evaluate the group exposures since our main goal is to avoid a possible lack of cash to fulfill our future obligations and needs.

We also consider the correlations between different market risk factors when evaluating our exposures. By doing so, we are able to evaluate the net impact on our cash flows from all main market variables. Using this approach we also identify a natural diversification of products and currencies in our portfolio. This diversification implies a natural reduction of the overall risk of the Company. Additionally, we are constantly implementing risk mitigation strategies that significantly contribute to reduce the volatility in our cash flows beyond the levels initially observed and to acceptable levels of risk.

Vale considers that the effective management of risk is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flows contributes to a better perception of the Company’s credit quality, improving its ability to access different markets. As a commitment to the risk management strategy, the Board of Directors has established an enterprise-wide risk management policy and a risk management committee.

The risk management policy determines that Vale should evaluate regularly its cash flow risks and potential risk mitigation strategies. Whenever considered necessary, mitigation strategies should be put in place to reduce cash flow volatility. The executive board is responsible for the evaluation and approval of long-term risk mitigation strategies recommended by the risk management committee.

The risk management committee assists our executive officers in overseeing and reviewing our enterprise risk management activities including the principles, policies, process, procedures and instruments employed to manage risk. The risk management committee reports periodically to the executive board on how risks have been monitored, what are the most important risks we are exposed to and their impact on cash flows.

The risk management policy and procedures, that complement the normative of risk management governance model, explicitly prohibit speculative transactions with derivatives and require the diversification of operations and counterparties.

Besides the risk management governance model, Vale has put in place a well defined corporate governance structure. The recommendation and execution of the derivative transactions are implemented by independent areas. The strategy and risk management department is responsible for defining and proposing to the risk management committee market risk mitigation strategies consistent with Vale’s and its wholly owned subsidiaries corporate strategy. The finance department is responsible for the execution of the risk mitigation strategies through the use of derivatives. The independence of the areas guarantees an effective control on these operations.

The consolidated market risk exposure and the portfolio of derivatives are measured monthly and monitored in order to evaluate the financial results and market risk impacts on our cash flow, as well as to guarantee that the initial goals will be achieved. The mark-to-market of the derivatives portfolio is reported weekly to management.

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed are:
•	Interest rates;

•	Foreign exchange;

•	Product prices and input costs
Foreign exchange and interest rate risk

Vale’s cash flows are exposed to volatility of several different currencies. While most of our product prices are indexed to the US dollars, most of our costs, disbursements and investments are indexed to currencies other than the US dollar, mainly the Brazilian real and Canadian dollar.

Derivative instruments may be used to reduce Vale’s potential cash flow volatility arising from its currency mismatch. Vale’s foreign exchange and interest rate derivative portfolio consists, basically, of interest rate swaps to convert floating cash flows in Brazilian real to fixed or floating US dollar cash flows, without any leverage.

Vale is also exposed to interest rate risks on loans and financings. Our floating rate debt consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, our US dollars floating rate debt is subject to changes in the LIBOR (London Interbank Offer Rate in US dollars). To mitigate the impact of the interest rate volatility on its cash flows, Vale takes advantage of natural hedges resulting from the correlation of metal prices and US dollar floating rates. When natural hedges are not present, we may opt to look for the same effect by using financial instruments.

Our Brazilian real denominated debt subject to floating interest rates refers to debentures, loans obtained from Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and property and services acquisition financing in the Brazilian market. These debts are mainly linked to CDI and TJLP.

The swap transactions have similar settlement dates to the debt interest and principal payment dates, taking into account the liquidity restrictions of the market. At each settlement date, the swaps results partially offset the impact of the US dollar / Brazilian real exchange rate in our obligations, contributing to stabilize the disbursements in US dollars related to our Brazilian real denominated debt.

In the event of an appreciation (depreciation) of the Brazilian real against the US dollar, the negative (positive) impact on our Brazilian real denominated debt obligations (interest and/or principal payment) measured in US dollars will be partially offset by a positive (negative) effect from a swap transaction, regardless of the US dollar / Brazilian real exchange rate on the payment date.

We have other exposures associated with our outstanding debt portfolio. In order to reduce cash flow volatility associated with a financing from KFW (Kreditanstalt Für Wiederaufbau) indexed to Euribor, Vale entered into a swap contract where the cash flows in Euros are converted into cash flows in US dollars. We have also entered into a swap to convert the cash flow from a debt instrument issued originally in Euro into US dollars. In this derivative transaction, we receive fixed interest rates in Euros and pay fixed interest rates in US dollars.

In order to reduce the cash flows volatility associated with the foreign exchange exposure from some coal fixed price sales, Vale purchased forward Australian dollars.

Product price risk

Vale is also exposed to several market risks associated with commodities price volatilities.

Currently, our derivative transactions include nickel, aluminum, coal, copper, bunker oil and maritime freight (FFA) derivatives and all have the same purpose of mitigating Vale’s cash flow volatility.

Nickel — The Company has the following derivative instruments in this category:
•
Strategic derivative program — in order to protect our cash flows in 2009, 2010 and 2011, we entered into derivative transactions where we fixed the prices of some of our nickel sales during the period.

•
Fixed price sales program — we use to enter into nickel future contracts on the London Metal Exchange (LME) with the purpose of maintaining our exposure to nickel price variation, regarding the fact that, in some cases, the commodity is sold at a fixed price to some customers. This program was interrupted after the decision of the strategic derivative program.

•	Nickel purchase program — Vale has also sold nickel futures on the LME, in order to minimize the risk of mismatch between the pricing on the costs of intermediate products and finished goods.
Aluminum — in order to protect our cash flow in 2009 and 2010, we entered into derivatives transactions where we fixed the prices of some of our aluminum sales during the period.

Coal — in order to protect our cash flow in 2010, we entered into derivatives transactions where we fixed the prices of some of our coal sales during the period.

Copper — Vale Inco Ltd., Vale’s wholly-owned subsidiary, makes use of derivatives to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients.

Bunker Oil — In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and, therefore, on Vale’s cash flow, Vale implemented a derivative program that consists of forward purchases and swaps.

Maritime Freight — In order to reduce the impact of freight price fluctuations on the Company’s cash flows, Vale implemented a derivative program that consists of purchasing Forward Freight Agreements (FFA).

Embedded derivatives — In addition to the contracts mentioned above, Vale Inco Ltd., Vale’s wholly-owned subsidiary, has nickel concentrate and raw materials purchase agreements, where there are provisions based on the movement of nickel and copper prices. These provisions are considered embedded derivatives. There is also an embedded derivative related to energy purchase in our subsidiary Albras on which there is a premium that can be charged based on the movement of aluminum prices.

Under the standard Accounting for Derivative Financial Instruments and Hedging Activities, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value and the gain or loss in fair value is included in current earnings, unless if qualified as hedge accounting. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These requirements include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.

At March 31, 2010, we have outstanding positions designated as cash flow hedge and fair value hedge. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk, such as a forecasted purchase or sale. If a derivative is designated as cash flow hedge, the effective portion of the changes in the fair value of the derivative is recorded in other comprehensive income and recognized in earnings when the hedged item affects earnings. However, the ineffective portion of changes in the fair value of the derivatives designated as hedges is recognized in earnings. If a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings. A fair value hedge is a hedge of an exposure to the changes in the fair value of a recognized asset or liability that is attributable to a particular risk and will affect reported net income.

The assets and liabilities balances of derivatives measured at fair value and the effects of their recognition are shown in the following tables:

		Assets				Liabilities
	March 31, 2010 (unaudited)		December 31, 2009		March 31, 2010 (unaudited)		December 31, 2009
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Derivatives not designated as hedge

Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	—	704	—	794	—	—	—	—
USD floating rate vs. fixed USD rate swap	—	1	—	1	—	—	—	—
EURO floating rate vs. USD floating rate swap	—	—	—	—	—	7	7	1
EuroBond Swap	—	2	—	—	—	—	—	—
AUD floating rate vs. fixed USD rate swap	—	9	—	9	—	—	—	—

	—	716	—	804	—	7	7	1

Commodities price risk
Nickel
Fixed price program	21	1	12	2	27	1	3	8
Strategic program	—	—	—	—	—	157	32	—
Aluminium	—	—	—	—	—	23	16	—
Bunker Oil Hedge	28	—	49	—	—	—	—	—
Coal	—	—	—	—	—	1	—	—
Maritime Freight Hiring Protection Program	15	—	29	—	—	—	—	—

	64	1	90	2	27	182	51	8

Derivatives designated as hedge
Strategic Nickel	113	20	—	—	—	53	—	—
Aluminium	—	—	—	—	68	—	71	—

	113	20	15	59	68	53	71	-

Total	177	737	105	865	95	242	129	9

The following table presents the effects of derivatives for the three-month periods ended:

	Amount of gain or (loss) recognized in financial income (expense)			Financial settlement			Amount of gain or (loss) recognized in OCI
	Three-month period ended (unaudited)			Three-month period ended (unaudited)			Three-month period ended (unaudited)
	March 31, 2010	December 31, 2009	March 31, 2009	March 31, 2010	December 31, 2009	March 31, 2009	March 31, 2010	December 31, 2009
Derivatives not designated as hedge

Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swap	(50)	198	32	(29)	(90)	(20)	—	—
EURO floating rate vs. USD floating rate swap	—	1	(1)	—	—	—	—	—
USD floating rate vs. USD fixed rate swap	(1)	—	(1)	2	2	—	—	—
AUD floating rate vs. fixed USD rate swap	2	1	3	(1)	(3)	—	—	—

	(49)	200	33	(28)	(91)	(20)	—	-
Commodities price risk
Nickel
Fixed price program	(9)	—	(8)	(1)	19	19	—	—
Strategic program	(139)	(6)	—	14	37	—	—	—
Natural gas	—	—	(3)	—	—	—	—	—
Aluminum	—	—	—	16	—	2	—	—
Maritime Freight Hiring Protection Program	(3)	77	—	(10)	(7)	—	—	—
Coal	(1)	—	—	—	—	—	—	—
Bunker Oil Hedge	(6)	41	—	(13)	(11)	—	—	—

	(158)	112	(11)	6	38	21	—	-
Embedded derivatives:
For nickel concentrate costumer sales	—	—	2	—	—	(23)	—	—
Customer raw material contracts	—	—	(6)	—	—	—	—	—
Energy — Aluminum options	(23)	—	—	—	—	—	—	—

	(23)	—	(4)	—	—	(23)	—	-

Derivatives designated as hedge
Bunker Oil Hedge	—	(16)	—	13	5	—	—	—
Aluminum hedge	—	—	—	—	—	—	2	(42)
Strategic Nickel	—	—	—	—	—	—	(53)	—
Foreign exchange cash flow hedge	—	—	—	(4)	—	—	28	31

	—	(16)	—	9	5	—	(23)	(11)

	(230)	296	18	(13)	(48)	(22)	(23)	(11)

Unrealized gains (losses) in the period are included in our income statement under the caption of gains (losses) on derivatives, net.
Final maturity dates for the above instruments are as follows:

Interest rates / Currencies	December 2019
Aluminum	December 2010
Bunker Oil	December 2010
Freight	December 2010
Nickel	December 2011
Coal	December 2010
Copper	July 2010
21	Subsequent events

For US$2,500, we acquired 51% interest on BSG Resources (Guinea) Ltd., which indirectly holds iron ore concession rights in Simandou South (Zogota), Guinea and iron ore exploration permits in Simandou North. From this amount, US$500 is payable immediately and the remaining US$2 billion on a phased basis upon achievement of specific milestones.

In connection with our strategy of active portfolio asset management, we entered into an agreement with Norsk Hydro ASA (Hydro), to transfer all our stakes in Albras — Alumínio Brasileiro S.A. (Albras), Alunorte — Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), and 60% of the Paragominas bauxite mine and all its other Brazilian bauxite mineral rights. For this transactions we will receive US$1 billion in cash and 22% of Hydro’s capital. In 2013 and 2015, we will sell the remaining 40% of Paragominas bauxite mine and other Brazilian bauxite mineral rights, for US$400.

Supplemental Financial Information (Unaudited)
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA — Earnings Before Financial Income (Expenses), Noncontrolling Interests, Gain on Sale of Investments, Foreign Exchange and Indexation Gains (Losses), Equity in Results of Affiliates and Joint Ventures and Change in Provision for Losses on Equity Investments, Income Taxes, Depreciation and Amortization
a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment plus dividends received from equity investees.

b)
EBITDA is not a U.S. GAAP measure and does not represent cash flows for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flows as a source of liquidity.

c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

d)
Although EBITDA, as defined above, does not provide a U.S. GAAP measure of operating cash flows, our management uses it to measure our operating performance and financial analysts in evaluating our business commonly use it.

Selected financial indicators for the main affiliates and joint ventures are available on our website, www.vale.com, under “investor relations”.

Indexes on Vale’s Consolidated Debt (Supplemental information — Unaudited)

	Three-month period ended
	March 31, 2010	December 31, 2009	March 31, 2009
Current debt
Current portion of long-term debt — unrelated parties	4,092	2,933	650
Short-term debt	30	30	48
Loans from related parties	27	19	68

	4,149	2,982	766

Long-term debt
Long-term debt — unrelated parties	19,420	19,898	17,648

Gross debt (current plus long-term debt)	23,569	22,880	18,414

Interest paid over:
Short-term debt	(1)	—	—
Long-term debt	(243)	(289)	(277)

Interest paid	(244)	(289)	(277)
EBITDA	2,855	2,145	2,281
Stockholders’ equity	58,224	56,935	43,827
LTM (2) EBITDA / LTM (1) Interest paid	9	8	14
Gross Debt / LTM (1) EBITDA	2	3	1
Gross debt / Equity Capitalization (%)	29	29	30

Financial expenses
Interest expense	(233)	(236)	(239)
Labor and civil claims and tax-related actions	(39)	(33)	(16)
Others	(193)	(279)	(32)

	(465)	(548)	(287)

Financial income
Cash and cash equivalents	35	44	114
Others	13	21	11

	48	65	125

Derivatives	(230)	296	18

Financial income (expenses), net	(647)	(187)	(144)

Foreign exchange and indexation gain (losses), net
Cash and cash equivalents	90	(139)	(69)
Loans	(296)	265	113
Others	176	(109)	(28)

	(30)	17	16

Financial result, net	(677)	(170)	(128)

(1)	LTM — Last twelve months

Calculation of EBITDA (Supplemental information — Unaudited)

	Three-month period ended
	March 31, 2010	December 31, 2009	March 31, 2009

Operating income	2,062	1,103	1,685
Depreciation	743	799	559

	2,805	1,902	2,244
Dividends received	50	243	37

EBITDA	2,855	2,145	2,281

Net operating revenues	6,604	6,333	5,324
Margin EBITDA	43.2%	33.9%	42.8%
Adjusted EBITDA x Operating Cash Flows (Supplemental information — Unaudited)

	Three-month period ended
	March 31, 2010		December 31, 2009		March 31, 2009
	EBITDA	Operation cash flow	EBITDA	Operation cash flow	EBITDA	Operation cash flow
Net income attributable to stockholders’ Company	1,604	1,604	1,519	1,519	1,363	1,363
Income tax — deferred	(488)	(488)	(173)	(173)	(171)	(171)
Income tax — current	249	—	(583)	—	477	—
Equity in results of affiliates and joint ventures and other investments	(96)	(96)	(71)	(71)	(72)	(72)
Foreign exchange and monetary gains, net	30	(59)	(17)	(37)	(16)	(57)
Financial expenses, net	647	18	187	2	144	3
Noncontrolling interests	(29)	(29)	51	51	(40)	(40)
Loss on sale of investments	—	—	190	190	—	—
Discontinued operations	145	145	—	—	—	—
Net working capital	—	(941)	—	(972)	—	514
Others	—	459	—	(140)	—	29

Operating income	2,062	613	1,103	369	1,685	1,569
Depreciation, depletion and amortization	743	743	799	799	559	559
Dividends received	50	50	243	243	37	37

	2,855	1,406	2,145	1,411	2,281	2,165

Operating cash flows		1,406		1,411		2,165
Income tax		249		(583)		477
Foreign exchange and monetary gains (losses)		89		20		41
Financial expenses		629		185		141
Net working capital		941		972		(514)
Others		(459)		140		(29)

EBITDA		2,855		2,145		2,281

Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Jorge Luiz Pacheco
Sérgio Ricardo Silva Rosa	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President

Marcelo Amaral Moraes
Eduardo Fernando Jardim Pinto	Chairman
Jorge Luiz Pacheco
José Ricardo Sasseron	Aníbal Moreira dos Santos
Ken Abe	Antônio José de Figueiredo Ferreira
Luciano Galvão Coutinho	Nelson Machado
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes	Alternate
Sandro Kohler Marcondes	Cícero da Silva
Marcus Pereira Aucélio
Alternate	Oswaldo Mário Pêgo de Amorim Azevedo
Deli Soares Pereira	Executive Officers
Hajime Tonoki
João Moisés de Oliveira	Roger Agnelli
Luiz Augusto Ckless Silva	Chief Executive Officer
Luiz Carlos de Freitas
Luiz Felix Freitas	Carla Grasso
Paulo Sérgio Moreira da Fonseca	Executive Officer for Human Resources and Corporate Services
Raimundo Nonato Alves Amorim
Rita de Cássia Paz Andrade Robles
Wanderlei Viçoso Fagundes	Eduardo de Salles Bartolomeo
Executive Officer for Logistics, Project Management and Sustainability
Advisory Committees of the Board of Directors
Controlling Committee	Fabio de Oliveira Barbosa
Luiz Carlos de Freitas	Chief Financial Officer and Investor Relations
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros	José Carlos Martins
Executive Officer for Ferrous Minerals
Executive Development Committee
João Moisés de Oliveira	Tito Botelho Martins
José Ricardo Sasseron	Executive Officer for Non Ferrous
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa
Marcus Vinícius Dias Severini
Finance Committee	Chief Officer of Accounting and Control Department
Fabio de Oliveira Barbosa
Luiz Maurício Leuzinger	Vera Lúcia de Almeida Pereira Elias
Ricardo Ferraz Torres	Chief Accountant
Wanderlei Viçoso Fagundes	CRC-RJ - 043059/O-8

Aluminum Area — Valesul (Additional information — unaudited)

		2010					2009
		As of and for the three-month period ended					As of and for the three-month period ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	—	—	—	—	—	2	—	—	—	2
Quantity sold — internal market	MT (thousand)	8	—	—	—	8	13	9	9	9	40

Quantity sold — total	MT (thousand)	8	—	—	—	8	15	9	9	9	42

Average sales price — external market	US$	—	—	—	—	—	2,392.81	—	—	—	2,815.50
Average sales price — internal market	US$	4,200.12	—	—	—	4,200.12	2,133.06	3,629.56	3,164.66	3,596.33	2,972.28
Average sales price — total	US$	4,200.12	—	—	—	4,200.12	2,167.50	3,722.67	3,164.66	3,596.33	2,964.81

Stockholders’ equity	US$	357	—	—	—	357	271	324	354	364	364

Net operating revenues	US$	33	—	—	—	33	26	25	31	45	127
Cost of products	US$	(30)	—	—	—	(30)	(27)	(21)	(28)	(40)	(116)
Other expenses / revenues	US$	(2)	—	—	—	(2)	(3)	(2)	(4)	(3)	(12)
Depreciation, amortization and depletion	US$	2	—	—	—	2	3	3	2	1	9

EBITDA	US$	3	—	—	—	3	(1)	5	1	3	8
Depreciation, amortization and depletion	US$	(2)	—	—	—	(2)	(3)	(3)	(2)	(1)	(9)

EBIT	US$	1	—	—	—	1	(4)	2	(1)	2	(1)
Net financial result	US$	1	—	—	—	1	—	—	—	—	—

Income before income tax and social contribution	US$	2	—	—	—	2	(4)	2	(1)	2	(1)

Net income	US$	2	—	—	—	2	(4)	2	(1)	2	(1)

Aluminum Area — MRN (Additional information — unaudited)

		2010					2009
		As of and for the three-month period ended					As of and for the three-month period ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	—	—	—	—	—	798	777	838	1,192	3,605
Quantity sold — internal market	MT (thousand)	—	—	—	—	—	2,640	2,865	3,182	3,346	12,033

Quantity sold — total	MT (thousand)	—	—	—	—	—	3,438	3,642	4,020	4,538	15,638

Average sales price — external market	US$	—	—	—	—	—	35.19	32.96	29.66	29.90	31.51
Average sales price — internal market	US$	—	—	—	—	—	30.96	27.42	26.80	28.22	28.15
Average sales price — total	US$	—	—	—	—	—	31.94	28.61	27.39	28.66	28.92

Long-term indebtedness, gross	US$	—	—	—	—	—	84	77	71	64	64
Short-term indebtedness, gross	US$	—	—	—	—	—	181	211	206	231	231

Total indebtedness, gross	US$	—	—	—	—	—	265	288	277	295	295

Stockholders’ equity	US$	—	—	—	—	—	276	374	426	330	330

Net operating revenues	US$	—	—	—	—	—	96	91	96	114	397
Cost of products	US$	—	—	—	—	—	(49)	(59)	(65)	(79)	(252)
Other expenses / revenues	US$	—	—	—	—	—	(1)	(1)	(1)	(4)	(7)
Depreciation, amortization and depletion	US$	—	—	—	—	—	12	1	15	26	54

EBITDA	US$	—	—	—	—	—	58	32	45	57	192
Depreciation, amortization and depletion	US$	—	—	—	—	—	(12)	(1)	(15)	(26)	(54)

EBIT	US$	—	—	—	—	—	46	31	30	31	138
Net financial result	US$	—	—	—	—	—	(1)	23	10	(127)	(95)

Income before income tax and social contribution	US$	—	—	—	—	—	45	54	40	(96)	43
Income tax and social contribution	US$	—	—	—	—	—	(15)	(1)	(14)	(37)	(67)

Net income	US$	—	—	—	—	—	30	53	26	(133)	(24)

Aluminum Area — Albras (Additional information — unaudited) — Consolidated Subsidiary

		2010						2009
		As of and for the three-month period ended					As of and for the three-month period ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	101	—	—	—	101	107	109	101	115	432
Quantity sold — internal market	MT (thousand)	5	—	—	—	5	5	6	5	7	23

Quantity sold — total	MT (thousand)	106	—	—	—	106	112	115	106	122	455

Average sales price — external market	US$	2,085.21	—	—	—	2,085.21	1,388.35	1,378.32	1,689.77	1,852.89	1,579.27
Average sales price — internal market	US$	2,572.00	—	—	—	2,572.00	1,783.09	1,251.00	1,656.00	2,067.14	1,691.39
Average sales price — total	US$	2,108.17	—	—	—	2,108.17	1,405.98	1,372.42	1,688.08	1,865.19	1,584.94

Long-term indebtedness, gross	US$	217	—	—	—	217	250	233	233.332208537	217	217
Short-term indebtedness, gross	US$	216	—	—	—	216	156	152	185.099263259	229	229

Total indebtedness, gross	US$	433	—	—	—	433	406	385	418	446	446

Stockholders’ equity	US$	1,065	—	—	—	1,065	778	952	1,080	1,094	1,094

Net operating revenues	US$	222	—	—	—	222	156	158	178	226	718
Cost of products	US$	(197)	—	—	—	(197)	(161)	(168)	(172)	(216)	(717)
Other expenses / revenues	US$	(25)	—	—	—	(25)	(13)	(10)	(12)	(20)	(55)
Depreciation, amortization and depletion	US$	6	—	—	—	6	5	6	7	7	25

EBITDA	US$	6	—	—	—	6	(13)	(14)	—	(3)	(30)
Depreciation, amortization and depletion	US$	(6)	—	—	—	(6)	(5)	(6)	(7)	(7)	(25)

EBIT	US$	—	—	—	—	—	(18)	(20)	(6)	(10)	(54)
Net financial result	US$	(33)	—	—	—	(33)	(1)	63	32	15	109

Income (loss) before income tax and social contribution	US$	(33)	—	—	—	(33)	(19)	43	26	5	55
Income tax and social contribution	US$	(1)	—	—	—	(1)	8	(15)	(9)	56	40

Net income (loss)	US$	(34)	—	—	—	(34)	(11)	28	17	61	95

Aluminum Area — Alunorte (Additional information — unaudited) — Consolidated Subsidiary

		2010					2009
		As of and for the three-month period ended					As of and for the three-month period ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	1,106	—	—	—	1,106	1,225	1,257	1,237	1,280	4,999
Quantity sold — internal market	MT (thousand)	212	—	—	—	212	216	273	253	218	960

Quantity sold — total	MT (thousand)	1,318	—	—	—	1,318	1,441	1,530	1,490	1,498	5,959

Average sales price — external market	US$	259.91	—	—	—	259.91	192.84	214.82	255.36	287.31	238.90
Average sales price — internal market	US$	267.55	—	—	—	267.55	170.69	190.76	265.62	289.10	239.79
Average sales price — total	US$	261.14	—	—	—	261.14	195.62	210.39	257.10	287.57	239.05

Long-term indebtedness, gross	US$	825	—	—	—	825	845.397	845	835	835	835
Short-term indebtedness, gross	US$	23	—	—	—	23	52.676	39	31	24	24

Total indebtedness, gross	US$	848	—	—	—	848	898	884	866	859	859

Stockholders’ equity	US$	2,473	—	—	—	2,473	1,789	2,197	2,477	2,495	2,495

Net operating revenues	US$	339	—	—	—	339	278	323	376	426	1,403
Cost of products	US$	(291)	—	—	—	(291)	(304)	(354)	(352)	(356)	(1,366)
Other expenses / revenues	US$	(14)	—	—	—	(14)	(7)	(9)	(13)	(20)	(49)
Depreciation, amortization and depletion	US$	29	—	—	—	29	24	32	30	33	119

EBITDA	US$	63	—	—	—	63	(9)	(8)	41	83	107
Depreciation, amortization and depletion	US$	(29)	—	—	—	(29)	(24)	(32)	(30)	(33)	(119)

EBIT	US$	34	—	—	—	49	(33)	(40)	11	50	(12)
Net financial result	US$	(20)	—	—	—	(20)	—	144	73	—	217

Income (loss) before income tax and social contribution	US$	14	—	—	—	63	(33)	104	84	50	205
Income tax and social contribution	US$	32	—	—	—	32	11	(35)	(28)	(58)	(110)

Net income (loss)	US$	46	—	—	—	46	(22)	69	56	(8)	95

Pelletizing Affiliates — Hispanobras (Additional information — unaudited)

		2010					2009
		As of and for the three-month period ended					As of and for the three-month period ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	217	—	—	—	217	—	—	—	75	75
Quantity sold — internal market	MT (thousand)	780	—	—	—	780	—	—	243	753	996

Quantity sold — total	MT (thousand)	997	—	—	—	997	—	—	243	828	1,071

Average sales price — external market	US$	67.06	—	—	—	67.06	—	—	—	70.90	62.70
Average sales price — internal market	US$	75.30	—	—	—	75.30	—	—	70.08	75.18	65.66
Average sales price — total	US$	73.51	—	—	—	73.51	—	—	70.08	74.79	65.46

Stockholders’ equity	US$	156	—	—	—	156	96	105	166	164	164

Net operating revenues	US$	73	—	—	—	73	—	—	17	62	79
Cost of products	US$	(77)	—	—	—	(77)	—	—	(19)	(66)	(85)
Other expenses / revenues	US$	(3)	—	—	—	(3)	(7)	(10)	(10)	(6)	(33)
Depreciation, amortization and depletion	US$	1	—	—	—	1	2	2	2	2	8

EBITDA	US$	(6)	—	—	—	(6)	(5)	(8)	(10)	(8)	(31)
Depreciation, amortization and depletion	US$	(1)	—	—	—	(1)	(2)	(2)	(2)	(2)	(8)

EBIT	US$	(7)	—	—	—	(7)	(7)	(10)	(12)	(10)	(39)
Net financial result	US$	2	—	—	—	2	1	1	1	1	4

Income (loss) before income tax and social contribution	US$	(5)	—	—	—	(5)	(6)	(9)	(11)	(9)	(35)
Income before income tax and social contribution	US$	1	—	—	—	1	—	—	9	3	12

Net income	US$	(4)	—	—	—	(4)	(6)	(9)	(2)	(6)	(23)

Pelletizing Affiliates — Samarco (Additional information — unaudited)

		2010					2009
		As of and for the three-month period ended					As of and for the three-month period ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — Pellets	MT (thousand)	4,793	—	—	—	4,793	2,141	3,313	6,011	5,440	16,905
Quantity sold — Iron ore	MT (thousand)	353	—	—	—	353	714	236	345	314	1,609

Quantity sold — total	MT (thousand)	5,146	—	—	—	5,146	2,855	3,549	6,356	5,754	18,514

Average sales price — Pellets	US$	89.07	—	—	—	89.07	98.56	71.89	70.60	79.88	75.01
Average sales price — Iron ore	US$	54.08	—	—	—	54.08	62.56	75.17	45.52	56.15	61.36
Long-term indebtedness, gross	US$	854,405	—	—	—	854,405	769,734	819,663	719,676	949,564	949,564
Short-term indebtedness, gross	US$	517,672	—	—	—	517,672	698,816	455,569	415,149	520,704	520,704

Total indebtedness, gross	US$	1,372,077	—	—	—	1,372,077	1,468,550	1,275,232	1,134,825	1,470,268	1,470,268

Stockholders’ equity	US$	1,225	—	—	—	1,225	822	1,073	1,375	1,224	1,224

Net operating revenues	US$	445	—	—	—	445	260	247	482	445	1,434
Cost of products	US$	(236)	—	—	—	(236)	(97)	(173)	(250)	(248)	(768)
Other expenses / revenues	US$	(59)	—	—	—	(59)	(59)	(7)	(48)	(57)	(171)
Depreciation, amortization and depletion	US$	1	—	—	—	1	18	22	31	36	107

EBITDA	US$	151	—	—	—	151	122	89	215	176	602
Depreciation, amortization and depletion	US$	(1)	—	—	—	(1)	(18)	(22)	(31)	(36)	(107)

EBIT	US$	150	—	—	—	150	104	67	184	140	495
Net financial result	US$	(363)	—	—	—	(363)	(3)	164	79	15	255

Income (loss) before income tax and social contribution	US$	(213)	—	—	—	(213)	101	231	263	155	750
Income tax and social contribution	US$	(34)	—	—	—	(34)	(18)	(54)	(41)	(39)	(152)

Net income (loss)	US$	(247)	—	—	—	(247)	83	177	222	116	598

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2010	Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations